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                     SUPPLEMENT NO. 2 TO ORIGINAL PROSPECTUS
                     FILED BY FORTUNE PETROLEUM CORPORATION
                             DATED FEBRUARY 28, 1997



Item 5.   Other Events


         On  April  7,  1997,  Fortune  Petroleum  Corporation  was  advised  by
Consolidated Natural Gas Production Company ("CNG"), the operator of its offshore South Timbalier Block 76 well, that CNG believes it has located the source of the leak which caused the well to lose casing pressure and resulted in the well having been shut in on March 24 for repairs. The leak was apparently caused by a failed packer at about 15,000'. CNG expects the repairs to be completed and the well to be placed back on production within approximately ten days at a total cost somewhat lower than originally projected.


































Supplement No. 2 Filed April 7, 1997